TSMC Reports Third Quarter EPS of NT$8.14

HSINCHU, Taiwan, R.O.C., Oct. 19, 2023 -- TSMC (TWSE: 2330, NYSE: TSM) today announced consolidated revenue of NT$546.73 billion, net income of NT$211.00 billion, and diluted earnings per share of NT$8.14 (US$1.29 per ADR unit) for the third quarter ended September 30, 2023.

Year-over-year, third quarter revenue decreased 10.8% while net income and diluted EPS both decreased 24.9%. Compared to second quarter 2023, third quarter results represented a 13.7% increase in revenue and a 16.1% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, third quarter revenue was $17.28 billion, which decreased 14.6% year-over-year and increased 10.2% from the previous quarter.

Gross margin for the quarter was 54.3%, operating margin was 41.7%, and net profit margin was 38.6%.

In the third quarter, shipments of 3-nanometer accounted for 6% of total wafer revenue; 5-nanometer accounted for 37%; 7-nanometer accounted for 16%. Advanced technologies, defined as 7-nanometer and more advanced technologies, accounted for 59% of total wafer revenue.

“Our third quarter business was supported by the strong ramp of our industry-leading 3-nanometer technology and higher demand for 5-nanometer technologies, partially offset by customers’ ongoing inventory adjustment,” said Wendell Huang, VP and Chief Financial Officer of TSMC. “Moving into fourth quarter 2023, we expect our business to be supported by the continued strong ramp of our 3-nanomenter technology, partially offset by customers’ continued inventory adjustment.”

Based on the Company’s current business outlook, management expects the overall performance for fourth quarter 2023 to be as follows:

•Revenue is expected to be between US$18.8 billion and US$19.6 billion;
And, based on the exchange rate assumption of 1 US dollar to 32 NT dollars,
•Gross profit margin is expected to be between 51.5% and 53.5%;
•Operating profit margin is expected to be between 39.5% and 41.5%.

TSMC’s 2023 third quarter consolidated results:

(Unit: NT$ million, except for EPS)

	3Q23 Amount[a]	3Q22 Amount	YoY Inc. (Dec.) %	2Q23 Amount	QoQ Inc. (Dec.) %
Net sales	546,733	613,142	(10.8)	480,841	13.7
Gross profit	296,643	370,499	(19.9)	260,200	14.0
Income from operations	228,065	310,324	(26.5)	201,958	12.9
Income before tax	241,940	316,691	(23.6)	214,675	12.7
Net income	211,000	280,866	(24.9)	181,799	16.1
EPS (NT$)	8.14[b]	10.83[b]	(24.9)	7.01[b]	16.1
a: 3Q2023 figures have not been approved by Board of Directors
b: Based on 25,929 million weighted average outstanding shares

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 288 distinct process technologies, and manufactured 12,698 products for 532 customers in 2022 by providing broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson: Wendell Huang Vice President and CFO Tel: 886-3-505-5901	TSMC Deputy Spokesperson: Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Media Contacts: Ulric Kelly Public Relations Tel: 886-3-563-6688 ext. 7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com